SIGNAL ADVANCE, INC.
2520 County Road 81
Rosharon, Texas  77583


October 30, 2015                                                      VIA EDGAR

U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 3030
Washington, DC 20549
Attn: Kevin Kuhar, Accounting Branch Chief, Office of Electronics and Machinery

Re: Review of the following Registrant's Filings (File No. 000-54626):
    Form 10-K for the Year Ended December 31, 2014, Filed March 31, 2015
    Form 10-K/A for the Year Ended December 31, 2014, Filed April 3, 2015
    Forms 10-Q for the Quarterly Periods Ended March 31, 2015 and June 30, 2015


Mr. Kuhar,

The registrant (Signal Advance, Inc.) is submitting responses to the SEC communication (dated October 16, 2015) following your review of the registrant's filings as identified above. The communication included three
(3) comments to which responses have been embedded herein below.


Form 10-K/A for the Year Ended December 31, 2014

Item 9A(T). Controls and Procedures, page 29

1. Please amend the filing to include the conclusion required by Item 307 of Regulation S-K regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. This comment also applies to your Forms 10-Q for the periods ended March 31, 2015 and June 30, 2015.

Response: Future filings will include the evaluation conclusion required by
          Item 307 of Regulation S-K regarding the effectiveness of the Registrant's disclosure control and procedures as of the end of the periods covered by the respective reports including those to be amended per the request made in the SEC communication dated October 16, 2015.


2. In May 2013, the Committee of Sponsoring Organizations of the Treadway Commission issued its updated Internal Control - Integrated Framework. Please revise future filings, including the requested amendment, to clearly state the framework used for your assessment of internal control over financial reporting by clarifying whether you utilized the original framework, the "1992 Framework", or the Updated Framework issued in 2013. Refer to Item 308(a)(2) of Regulation S-K.

Response: The future filings, including the requested amendments, will clearly specify the framework used to assess the Company's internal control over financial reporting by stating the framework used in order to avoid any ambiguity.

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Form 10-Q for the Quarterly Period Ended June 30, 2015
Item 4. Controls and Procedures, page 17

3. You disclose that you performed an assessment of your internal control over financial reporting as of June 30, 2015. Item 308 of Regulation S-K indicates that management's conclusion on the effectiveness of its internal control over financial reporting is an annual requirement rather than a quarterly one. Please tell us if management performed a full assessment of the effectiveness of your internal control over financial reporting as of June 30, 2015. If they did not, please amend the filing to remove the disclosures regarding an evaluation of internal control over financial reporting at June 30, 2015. This comment also applies to your Form 10-Q for the period ended March 31, 2015.

Response: The quarterly reports on Form 10-Q for the periods ended March 31, 2015 and June 30, 2015 will be amended to remove the disclosures regarding an evaluation of internal control over financial reporting.

The Registrant anticipates filing the requested amendments within ten (10) business days of the date of this communication.

The Registrant hereby acknowledges the following:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


With regards,

By:     /s/ Chris M. Hymel
        ------------------

Name:   Chris M. Hymel
Title:  President















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